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                          May 2, 2023

       James D. Harrington
       General Counsel, Chief Compliance Officer & Secretary
       Workhorse Group Inc.
       3600 Park 42 Drive, Suite 160E
       Sharonville, Ohio 45241

                                                        Re: Workhorse Group
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 25,
2023
                                                            File No. 333-271434

       Dear James D. Harrington:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Arthur McMahon, III